December 7, 2012

Mara L. Ransom

Assistant Director

Charles Lee

Catherine Brown

Andrew Blume

Jason Neithamer

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

United People Power, Inc.

Registration Statement on Form S-1

File No. 333-178343

RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Ransom;

United People Power, Inc. hereby requests that its registration statement on Form S-1, File No. 333-178343 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on December 11, 2012, at  4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect  to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Very truly yours,

/s/ Dianna Hendricks

Dianna Hendricks, President

United People Power, Inc.